

Mail Stop 4546

September 22, 2016

Mr. Mark Thompson
Chief Executive Officer
Concordia International Corp.
277 Lakeshore Road East
Suite 302
Oakville, Ontario   L6J 1H9

> **Re: Concordia International Corp.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 1-37413**

Dear Mr. Thompson:

We have reviewed your August 31, 2016 response to our August 3, 2016 letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.6
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 22. Segmented Reporting, page 51

1. With regard to your response to comment two tell us why you do not believe disclosing revenue for branded products separate from generic products and disclosing revenue by therapeutic area is required by paragraph 32 of IFRS 8.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Vanessa Robertson, Senior Staff Accountant, at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance